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SEC MAIL PROCESSING SECTION RECEIVED AUG 31 2015 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 6/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Bfinance US Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Clareville House, 26-27 Oxendon Street
(No. and Street)

London SW1Y 4EL
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George 603 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - if individual, state last, first, middle name)

2699 South Bayshore Drive, Miami, FL 33133
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bfinance US Ltd, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CFO

Signature and Title

Notary Public

SUSAN E. WALKER
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
MY COMMISSION EXPIRES DEC. 20, 2015

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.
(x)	(p)	Management's exemption report regarding (k)(2)(i) exemption.

BFINANCE US LIMITED

REPORT PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2015

CONTENTS

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

bfinance US Limited
London, UK

We have audited the accompanying statement of financial condition of bfinance US Limited as of June 30, 2015, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of bfinance US Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of bfinance US Limited as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained on pages 9-10 has been subjected to audit procedures performed in conjunction with the audit of bfinance US Limited's financial statements. The supplemental information is the responsibility of bfinance US Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

August 28, 2015
Miami, Florida

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

BFINANCE US LIMITED
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS		
CASH	$	227,323
	$	227,323
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	15,000
SHAREHOLDER'S EQUITY		212,323
	$	227,323

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2015

EXPENSES		
Professional fees	$	35,200
Travel		35,643
Insurance		7,722
Regulatory		3,359
Miscellaneous		636
Total expenses		82,560
NET LOSS	$(	82,560)

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2015

	Common shares $1 par value; 1 share authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - June 30, 2014	1	$ 1	$ 323,172	$(65,648)	$ 257,525
Contributions	-	-	37,358	-	37,358
Net loss	-	-	-	(82,560)	(82,560)
Balances - June 30, 2015	1	$ 1	$ 360,530	$(148,208)	$ 212,323

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(82,560)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts payable and accrued liabilities	(7,100)
Total adjustments	(7,100)
Net cash used in operating activities	(89,660)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	37,358
NET DECREASE IN CASH	(52,302)
CASH - BEGINNING	279,625
CASH - ENDING	$ 227,323

Supplemental Disclosure of Cash Flow Information:

Interest paid	$ -
Income taxes paid	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

bfinance US Limited (the Company), is a private limited company incorporated in England and Wales under the Companies Act of 2006 and domiciled in the United Kingdom. The Company is a wholly-owned subsidiary of bfinance International Limited (the Parent). The Company intends to serve as a finder for unaffiliated private equity funds and other collective investment vehicles. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective March 11, 2014. The Company's activities have been directed principally toward organization and FINRA membership.

Effective for the year ending June 30, 2014, the Company adopted FASB Accounting Standards Update (ASU) No. 2014-10, *Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements*. This standard eliminates the requirements for development stage entities to (1) present inception-to-date information on the statements of operations, cash flows, and shareholder's equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of United Kingdom insured limits.

Revenue Recognition

Revenue will be recognized as services are provided and collection is reasonably assured.

Income Taxes

The Company's operations and domicile are in the United Kingdom, accordingly the Company is subject to income tax in the United Kingdom. The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of one year from the date the tax return was filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At June 30, 2015, the Company's "Net Capital" was $205,367 which exceeded the requirements by $200,367 and the ratio of "Aggregate Indebtedness" to "Net Capital" was .07 to 1.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent and affiliated company for use of facilities, salaries and benefits of joint employees, liability insurance and other related operating expenses. All operating expenses paid by the Parent and/or affiliate on behalf of the Company of approximately $157,000, which are not included in reports filed by the Company with FINRA or the SEC, will be recorded on a separate “Schedule of Costs” as described in the management agreement. The agreement is for a period of one year but may be canceled with written approval of each party and shall be extended for successive one year periods unless canceled by either party upon thirty days prior written notice. The Company is neither directly or indirectly liable for any of these expenses, accordingly, they are not recorded in the accompanying financial statements.

NOTE 4. INCOME TAXES

At June 30, 2015, the Company has a deferred tax asset of approximately $31,000 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At June 30, 2015, the Company has a net operating loss carryforward of approximately $155,000. The net operating loss carryforward does not expire, and can be used as long as the Company is in business.

For the year ended June 30, 2015, the Company recorded an income tax benefit of approximately $16,000, which was offset by a valuation allowance in the same amount. The effective tax rate differed from the statutory rate of 20%, principally due to the change in the deferred tax asset valuation allowance.

SUPPLEMENTAL INFORMATION

BFINANCE US LIMITED
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2015

CREDITS		
Shareholder's equity	$	212,323
DEBITS		-
NET CAPITAL BEFORE HAIRCUT ON FOREIGN CURRENCY		212,323
HAIRCUT ON FOREIGN CURRENCY		6,956
NET CAPITAL		205,367
MINIMUM NET CAPITAL REQUIREMENT- GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $15,000		5,000
EXCESS NET CAPITAL	$	200,367
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.07 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	15,000

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See report of independent registered public accounting firm.

BFINANCE US LIMITED
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2015

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See report of independent registered public accounting firm.

KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

bfinance US Limited
London, UK

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) bfinance US Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which bfinance US Limited claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") (2) bfinance US Limited stated that bfinance US Limited met the identified exemption provisions throughout the most recent fiscal year without exception. bfinance US Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about bfinance US Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

August 28, 2015
Miami, Florida

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

(i) bfinance US Limited "the Company" claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i), Special Account for the Exclusive Benefit of Customers.

(ii) To the best of its knowledge and belief, for the year ended June 30, 2015, the Company has met the exemptive provision (k)(2)(i) under SEC Rule 15c3-3, without exception.

(iii) As stated in (ii) above, to the best of its knowledge and belief, throughout the year ended June 30, 2015, the Company experienced no exceptions while complying with exemptive provision (k)(2)(i) under SEC Rule 15c3-3.

(Signature)

August 28, 2015
(Date)

FINOP/CFO
(Title)

See report of independent registered public accounting firm